Exhibit 99.5

Pure NJ Logistics LLC.

Financial Statements
As of September 30, 2024

Pure NJ Logistics LLC.

Financial Statements

As of September 30, 2024

Pure NJ logistics LLC.

INTERIM BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
	USD in thousands
	Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents	19	66
Rental deposit	247	247
Trade receivables	188	279
Other current receivables	83	7
Total current assets	537	599
Non-current assets
Fixed assets, net	219	241
Intangible assets	1,200	1,200
Operating lease right-of-use asset	5,893	6,519
Total non-current assets	7,312	7,960
TOTAL ASSETS	7,849	8,559
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	10	112
Operating lease liability	816	773
Other current payables	56	114
Total current liabilities	882	999
Operating lease liability non-current	5,328	5,946
Members loans	1,120	1,120
TOTAL LIABILITIES	7,330	8,065
Shareholders’ equity
Members Contributions	561	561
Accumulated deficit	(42)	(67)
Total equity	519	494

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,849	8,559

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

INTERIM STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands except share and per share data

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
	USD in thousands		USD in thousands
	Unaudited		Unaudited
Revenues	1,845	1,691	591	536
Cost of revenues	1,483	1,565	486	557
Gross profit (loss)	362	126	105	(21)
Sales and marketing expenses	53	9	11	2
General and administrative expenses	267	219	87	58
Operating profit (loss)	42	(102)	7	(81)
Financial expenses, net	17	17	6	6
Net profit (loss)	25	(119)	1	(87)

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

(Unaudited)

	Additional paid in capital	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF DECEMBER 31, 2021	-	-	-
CHANGES DURING 2022:
Members contributions	412	-	412
Loss for the year	-	118	118
BALANCE AS OF DECEMBER 31, 2022	412	118	530
CHANGES DURING 2023:
Members contributions	149	-	149
Loss for the year	-	(185)	(185)
BALANCE AS OF DECEMBER 31, 2023	561	(67)	494
CHANGES DURING 2024:
profit for the period	-	25	25
BALANCE AS OF September 30, 2024	561	(42)	519

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Nine months ended September 30,
	2024	2023
	USD in thousands
Cash flows from Operating Activities
Profit (Loss) for the period	25	(119)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	22	23
Changes in Right of use asset	626	605
Changes in assets and liabilities:
Decrease (increase) in other current assets	(76)	16
Increase (decrease) in trade payables	(102)	(3)
Decrease (Increase) in trade receivables	91	103
Change in operating lease liability	(575)	(536)
Decrease in other payables	(58)	(387)
Net cash used in operating activities	(47)	(298)
Cash flows from Financing Activities
Members loans	-	215
Members contributions	-	81
Net cash provided by financing activities	-	296
Increase in cash and cash equivalents and restricted cash	(47)	(2)
Cash and cash equivalents and restricted cash at the beginning of the period	66	7
Cash and cash equivalents and restricted cash at the end of the period	19	5

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

NOTES TO INTERIM FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands except share and per share data

(Unaudited)

NOTE 1 – GENERAL

Pure NJ Logistics LLC (the "Company") was incorporated in the State of New Jersey on February 28, 2022. The Company's registered address is 1200 Fuller Road, Linden, NJ, USA.

The Company provides a range of logistics services through its warehouse operations. These services include container unloading and loading, short and long-term storage, packaging, and shipping of kits to customers. Additionally, the Company engages in Fulfillment by Amazon (FBA) activities, wherein sellers who do not have storage facilities with Amazon store their products with the Company, which then transfers these products to Amazon as required.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation of the financial statements:

The Company’s financial statements have been prepared in accordance with the United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (ASC).

b. Use of estimates, assumptions and judgments:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and impairment loss is recognized.

c. financial statements in U.S dollars:

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The Company’s management believes that the functional currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars at each reporting period end in accordance with ASC No. 830 “Foreign Currency Matters.” All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financing income or expenses as appropriate.

d. Cash and cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired, and investments with maturities of longer than three months where the investment can be liquidated before the maturity date without a significant penalty.

e. Fair value of financial instruments:

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1	—	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2	—	Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3	—	Unobservable inputs are used when little or no market data are available.

The carrying amounts of cash and cash equivalents, trade payable and accrued expenses and other payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amount of warrant liabilities is recorded at the fair value at each reporting period.

f. Leases

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company's consolidated balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. When the Company's lease did not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The implicit rate within the operating leases is generally not reasonably determinable, therefore, the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at the commencement date in determining the present value of lease payments.

The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. The operating lease ROU asset excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain leases, such as real estate assets, the Company accounts for the lease and non-lease components as a single lease component.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for facilities and equipment. Instead, the Company recognizes the lease payments in the consolidated statement of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

g. Revenue recognition:

The Company applies ASC 606 “Revenue from contracts with customers” (“ASC 606”). Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when or as performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify the contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. The Company then allocates the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

h. Customers Concentration

For the nine months ended September 30, 2024, sales to major customers accounted for a significant portion of the Company’s total revenue. Revenue from Customer A amounted to approximately USD 248 thousand in the nine months ended September 30, 2024, compared to approximately USD 340 thousand during the same period in 2023. Revenue from Customer B totaled approximately USD 270 thousand in the nine months ended September 30, 2024, compared to no revenue during the same period in 2023. Revenue from Customer C was approximately USD 210 thousand in the nine months ended September 30, 2024, compared to no revenue during the same period in 2023. Revenue from Customer D was approximately USD 237 thousand in the nine months ended September 30, 2023, compared to no revenue during the same period in 2024. Revenue from Customer E was approximately USD 193 thousand in the nine months ended September 30, 2023, compared to no revenue during the same period in 2024. .. These customers collectively represented approximately 38% of total revenue in the nine months ended September 30, 2024, and 46% in the nine months ended September 30, 2023.

NOTE 3 – RELATED PARTIES

In support of the Company’s efforts and cash requirements, the Company may rely on advances from related parties until such a time that the Company can support its operations or attain adequate financing through sales of stock or traditional debt financing. There is no formal written commitment for continued support by related parties.

(i)	The transactions with the related party are as follows:

	Nine Months Ended September 30,
	2024	2023
Member loan interest	$18	$16
Revenue	77	383

(ii)	Balances owed to related parties

	September 30,	December 31,
	2024	2023
Member loan	$1,120	$1,120
Accrued interest to members	50	32
Deferred revenue	-	52